SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on page 2 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 7 hereof;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section; and

-	Exhibit (g) “Certain Information Relating to KfW’s Debt Securities” is hereby added and the exhibit index is hereby amended by adding the following text: “Exhibit (g)—Certain Information Relating to KfW’s Debt Securities.”

This report is intended to be incorporated by reference into KfW’s prospectus dated August 9, 2012 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 30, 2013, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3541 (EUR 0.7385 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from December 2012 through January 2013 (January 25, 2013), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
December 2012	1.3260	1.2930
January 2013 (through January 25, 2013)	1.3456	1.3047

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2012

The following information is primarily derived from KfW’s press release and related press conference of January 30, 2013 announcing selected preliminary results for the full year ended December 31, 2012. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for 2012 in April 2013.

As of December 31, 2012, KfW’s consolidated total assets amounted to EUR 511.6 billion, an increase of 3.4% or EUR 16.8 billion, compared to EUR 494.8 billion as of December 31, 2011. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 2.4%, or EUR 14.0 billion, to EUR 587.5 billion as of December 31, 2012.

KfW expects its group operating result before valuation for 2012 to be in line with its positive financial performance for the first three quarters of 2012. The group’s operating result before valuation is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, and (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss.

KfW expects to post full-year consolidated results for 2012 that are in line with its positive financial performance for the first three quarters of 2012.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business area for 2012 as compared to 2011.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Year ended December 31,
	2012 (1)	2011
	(EUR in millions)
KfW Mittelstandsbank (2)	24,070	22,407
KfW Privatkundenbank	17,428	16,722
KfW Kommunalbank	9,131	11,798
Export and project finance (KfW IPEX-Bank)	13,429	13,409
Promotion of developing and transition countries	6,244	5,755
of which KfW Entwicklungsbank	4,916	4,532
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,328	1,223
Capital markets	3,557	1,147

Total promotional business volume (3) (4)	73,420	70,390

(1)	Preliminary and unaudited.

(2)	Commitment figures for the full year ended December 31, 2011 include EUR 165 million under the KfW Sonderprogramm that were not disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments but prior to or on December 31, 2011.

(3)	Total promotional business volume has been adjusted for commitments of EUR 440 million in 2012 (2011: EUR 847 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(4)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2012, KfW’s total promotional business volume increased to EUR 73.4 billion from EUR 70.4 billion in 2011. This increase was driven by an increase in commitments of KfW Mittelstandsbank, KfW Privatkundenbank, KfW’s Capital Markets business area and KfW’s promotion of developing and transition countries, which more than offset a decrease in commitments of KfW Kommunalbank.

Commitments of KfW Mittelstandsbank increased to EUR 24.1 billion in 2012 from EUR 22.4 billion in 2011. The main drivers for this increase were higher commitments under KfW’s environmental investment programs and KfW’s start-up financing and general investment programs, whereas commitments under KfW’s innovation financing programs decreased due to the rescheduling of certain projects.

Commitments of KfW Privatkundenbank increased to EUR 17.4 billion in 2012 from EUR 16.7 billion in 2011. This increase was mainly due to higher commitments in energy-efficiency oriented housing investment programs.

KfW Kommunalbank’s commitments decreased to EUR 9.1 billion in 2012 from EUR 11.8 billion in 2011. This development was mainly attributable to a decrease in commitments for global funding facilities to Landesförderinstitute and decreasing commitments in KfW Kommunalbank’s municipal infrastructure financing programs in 2012.

Commitments made by KfW IPEX-Bank in KfW’s export and project finance business in 2012 remained stable at a level of EUR 13.4 billion.

Commitments in respect to KfW’s promotion of developing and transition countries increased to EUR 6.2 billion in 2012 from EUR 5.8 billion in 2011. This increase was linked to an expansion in commitments under KfW Entwicklungsbank’s financial cooperation loans and in DEG’s commitments.

Commitments under KfW’s capital markets business increased to EUR 3.6 billion in 2012 from EUR 1.1 billion in 2011. This increase was mainly due to an increase in commitments under the program for the refinancing of export loans and an increase in commitments under KfW’s securitization activities.

Sources of Funds

The volume of funding raised in the capital markets in the full year ended December 31, 2012 totaled EUR 78.7 billion, of which 48.9% was raised in euro, 31.8% in U.S. dollar and the remainder in 13 other currencies.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2011	0.4	2.7
4th quarter 2011	-0.1	1.9
1st quarter 2012	0.5	1.2
2nd quarter 2012	0.3	1.0
3rd quarter 2012	0.2	0.9

The German gross domestic product increased by 0.2% after price, seasonal and calendar adjustment in the third quarter of 2012 compared to the second quarter of 2012.

Positive contributions to economic growth were made by foreign demand. In the third quarter of 2012, exports of goods and services increased by 1.4% compared to the second quarter of 2012. In the same period, imports increased by 1.0%. Thus, the balance of exports and imports strengthened the GDP development by contributing 0.3 percentage points to its growth.

The development of domestic demand showed mixed results in the third quarter of 2012. Final consumption expenditure of households and government increased by 0.3% and 0.4%, respectively, in the third quarter of 2012 compared to the second quarter of 2012. Gross fixed capital formation in construction increased by 1.5% relative to the second quarter of 2012. Gross fixed capital formation in machinery and equipment, however, decreased by 2.0% during the same period. In addition, inventories decreased, which had the effect of reducing economic growth by 0.3 percentage points.

In a year-on-year comparison, GDP in the third quarter of 2012 increased by 0.9% in calendar adjusted terms compared to the third quarter of 2011. Economic growth has thus slowed down since the beginning of 2012.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product for the 3rd quarter of 2012, press release of November 23, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/11/PE12_407_811.html).

The German economy continued to grow on an annual average in 2012. According to preliminary calculations of the Federal Statistical Office, price-adjusted GDP increased by 0.7% compared to 2011. In price- and calendar-adjusted terms, GDP increased by 0.9%. The higher GDP growth rate in price- and calendar-adjusted terms was due to the lower number of working days in 2012 than in 2011. In 2010 and 2011, price-adjusted GDP growth had been much higher (4.2% in 2010 and 3.0% in 2011), which was due to an economic rebound following the worldwide economic crisis of 2009. In particular in the second half of 2012, economic activity in Germany slowed down considerably.

In 2012, in price-adjusted terms, German exports of goods and services increased by 4.1% compared to 2011, while imports increased by 2.3%. The balance of exports and imports contributed 1.1 percentage points to GDP growth in 2012.

The components of domestic demand developed in different directions in 2012. Final consumption expenditure of households and of government increased by 0.8% and 1.0% respectively, whereas capital formation did not contribute positively to GDP growth for the first time since the economic crisis of 2009. Instead, it decreased in part significantly. Gross fixed capital formation in construction decreased by 1.1% and gross fixed capital formation in machinery and equipment decreased by 4.4%.

Source: Statistisches Bundesamt, German economy withstands the European economic crisis in 2012, press release of January 15, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_017_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2011	0.7	2.1
January 2012	-0.4	2.1
February 2012	0.7	2.3
March 2012	0.3	2.1
April 2012	0.2	2.1
May 2012	-0.2	1.9
June 2012	-0.1	1.7
July 2012	0.4	1.7
August 2012	0.4	2.1
September 2012	0.0	2.0
October 2012	0.0	2.0
November 2012	-0.1	1.9
December 2012	0.9	2.1

Consumer prices in Germany increased by 2.0% on an annual average in 2012 compared to 2011. The year-on-year rate of price increase thus was lower than in 2011, when it stood at 2.3%. Both in 2010 and 2009, the annual price increase had been below two percent, with 1.1% in 2010 and 0.4% in 2009. The year-on-year rate of price increase in 2012 was largely influenced by the above-average price increases recorded for energy products. However, their impact was weaker than in 2011. The price of energy increased by 5.7% in 2012 (of which motor fuels: +5.7%; household energy: +5.6%). Excluding energy prices, the year-on-year rate of price increase was 1.6%. As regards goods in general, prices increased by 2.9% in 2012 compared to 2011. Prices of services in general showed a below-average increase in 2012 (+1.1%).

Consumer prices in Germany were 2.1% higher in December 2012 than in December 2011. The inflation rate thus increased slightly compared to the year-over-year inflation rate of 1.9% in November 2012.

In a year-on-year comparison, food and energy were the main drivers of the increase in prices. Towards the end of the year, consumers had to pay more for food (+4.8%). This was the strongest increase in food prices since September 2008 (+6.4%). The upward trend in energy prices continued to slow down in December 2012. The price of energy increased by 3.5% (of which household energy: +3.6%; motor fuels: +3.2%) compared to December 2011. Excluding energy prices, consumer prices increased by 1.9% in December 2012 compared to December 2011.

Compared to November 2012, the consumer price index increased by 0.9%, in particular due to seasonal increases in package holidays and accommodation services.

Source: Statistisches Bundesamt, Consumer prices in 2012: +2.0% on 2011, press release of January 15, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_018_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2011	5.5	5.6
January 2012	6.4	5.6
February 2012	5.9	5.6
March 2012	5.5	5.6

April 2012	5.3	5.5
May 2012	5.6	5.5
June 2012	5.3	5.5
July 2012	5.7	5.5
August 2012	5.3	5.4
September 2012	5.1	5.4
October 2012	5.2	5.4
November 2012	5.2	5.3
December 2012	5.3	5.3

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 291,000 persons, or 0.7%, from December 2011 to December 2012. Compared to November 2012, the number of employed persons in December 2012 increased by approximately 22,000, or 0.1% after adjustment for seasonal fluctuations.

In December 2012, the number of unemployed persons decreased by approximately 77,000, or 3.4%, compared to December 2011. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2012 decreased by 22,000, or 0.9%, compared to November 2012.

Sources: Statistisches Bundesamt, 41.8 million persons in employment in December 2012, press release of January 31, 2013

(https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_039_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten

(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to November 2012	January to November 2011
Foreign trade	176.2	146.2
Services	–9.8	–9.5
Factor income (net)	46.7	40.9
Current transfers	–37.7	–34.9
Supplementary trade items	–26.8	–16.4

Current account	148.7	126.3

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2012 unchanged on November 2011, press release of January 8, 2013

(https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_005_51.html).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, the general government) recorded a net lending of EUR 2.2 billion at the end of 2012. Compared with 2011, the Federal Government considerably reduced its deficit again, whereas the municipalities and especially the social security funds collectively achieved a large surplus, as they did in 2011. When measured as a percentage of the GDP at current prices, this is a 0.1% surplus ratio of general government. For the first time since 2007, general government showed a virtually balanced budget in 2012.

Source: Statistisches Bundesamt, German economy withstands the European economic crisis in 2012, press release of January 15, 2013

(https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_017_811.html).

Other Recent Developments

The European Union and European Integration

On January 1, 2013, the “Treaty on Stability, Coordination and Governance in the Economic and Monetary Union”, also known as the “fiscal compact”, entered into force. As described in more detail in our Annual Report on Form 18-K under “The Federal Republic of Germany—General—The European Union and European Integration—EU Economic Governance—Treaty on Stability, Coordination and Governance in the EMU,” the fiscal compact requires its signatories to follow a balanced budget rule and to enshrine this rule in national legal systems, preferably at constitutional level. The rules have to be transposed into national law by January 1, 2014.

Source: European Council, “Fiscal compact” entered into force on 1 January 2013, statement of January 1, 2013

(http://www.european-council.europa.eu/home-page/highlights/fiscal-compact-enters-into-force-on-1-january-2013?lang=en).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR. FRANK CZICHOWSKI
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER
	Name:	Jürgen Köstner
	Title:	Vice President

Date: January 31, 2013